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July 12, 2013	Renee E. Laws (617) 235-4975 renee.laws@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers Trust I N-14s (Registration Nos. 333-189294 and 333-189295)

Dear Mr. Ganley:

I am writing on behalf of Managers Trust I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Brandywine Blue Fund’s and Brandywine Advisors Midcap Growth Fund’s Registration Statement on Form N-14 (Registration No. 333-189294) and the Brandywine Fund’s Registration Statement on Form N-14 (Registration No. 333-189295), each of which includes a prospectus/proxy statement (each, a “Prospectus/Proxy Statement”), that was filed on June 15, 2013. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the applicable Prospectus/Proxy Statement.

Brandywine Advisors Midcap Growth Fund

1.	Comment: Under “Synopsis – Investment Objectives and Strategies” in the Prospectus/Proxy Statement relating to the Brandywine Advisors Midcap Growth Fund, please explain supplementally why a market capitalization of $15 billion is an appropriate upper limit for what the Brandywine Advisors Midcap Growth Fund considers to be a midcap company.

Response: The Trust respectfully submits that a maximum market capitalization of $15 billion is consistent with investor expectations of the term “midcap.” The Trust notes that it could, consistent with wide-spread industry practice, define midcap securities by reference to a broad-based securities market index that focuses on the midcap sector, such as the Russell Midcap Index or the S&P MidCap 400 Index. If it were to use such a definition, the Trust notes that it could consider securities of companies with a market capitalization of (i) $21.534 billion based on the capitalization range of the Russell Midcap Index as of May 31, 2013 (the latest reconstitution of the index) as midcap companies, or (ii) $17.683 billion based on the capitalization range of the S&P MidCap 400 Index as of June 28, 2013 as midcap companies.

Brandywine Fund, Brandywine Blue Fund and Brandywine Advisors Midcap Growth Fund

2.	Comment: Each Prospectus/Proxy Statement indicates that the closing of the Friess Transaction is contingent upon the shareholders of each Existing Fund approving their respective Reorganization and the closing of each Reorganization, but that this condition may be waived. Please explain what the outcome would be with respect to each Existing Fund if such Existing Fund’s shareholders do not approve their respective Reorganization, but the parties waive the condition and continue with the Friess Transaction.

Response: The Registrant notes that the Board of Directors of Brandywine Fund, Inc. and Brandywine Blue Fund, Inc. (each, a “Brandywine Board”) has separate legal counsel, but it is the Registrant’s understanding that if the shareholders of an Existing Fund do not approve their respective Reorganization, the applicable Brandywine Board will consider such other options for the Existing Fund that they deem necessary or appropriate. This may include, without limitation, seeking shareholder approval of a new advisory agreement with Friess, liquidating the Existing Fund or taking such other actions as the Brandywine Board determines to be in the best interest of Existing Fund shareholders. The Registrant also notes that each Prospectus/Proxy Statement includes disclosure stating that if a Reorganization is not approved by shareholders of an Existing Fund, the applicable Brandywine Board will determine what further action, if any, is appropriate for the Existing Fund.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws